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                                                                    EXHIBIT 99.1


                              FOR IMMEDIATE RELEASE
                        FOR FURTHER INFORMATION, CONTACT:
            BRIAN ARSENAULT, VICE PRESIDENT, CORPORATE COMMUNICATIONS
                                 (207) 761-8517


               PEOPLES HERITAGE ANNOUNCES EXTENSION OF RIGHTS PLAN


         Portland, Maine, July 28, 1999 -- Peoples Heritage Financial Group, Inc. (NASDAQ:PHBK) announced today that its Board of Directors extended the term of its existing shareholder rights plan to September 25, 2009 and adopted certain amendments to the rights plan. Under the amended rights plan, the rights become exercisable if any person or group acquires 15% or more of Peoples Heritage's common stock. The Board may redeem the rights prior to the acquisition of 15% or more of the Company's common stock or in certain other circumstances at a price of $.01 per right. The rights plan, which originally was adopted in September 1989, is intended to ensure that Peoples Heritage's shareholders receive fair treatment in the event of any proposed acquisition of the Company and to encourage potential acquirors to negotiate with the Company. The amendments to the rights plan were adopted as part of the Company's general corporate planning and were not in response to a proposed acquisition of the Company.

         Peoples Heritage Financial Group, Inc. is a multi-state banking and financial services holding company headquartered in Portland, Maine. The Company currently operates banking subsidiaries in Maine, New Hampshire, Massachusetts and Connecticut.